

CHINA MEDIA GROUP CORPORATION

15 June 2006

Securities and Exchange Commission
Washington .C. 20549
USA

AIRMAIL & FAX: 202-772-9206

Dear Ms. Jenkins

RE: China Media Group Corporation
Form 10-KSB
Filed April 14, 2006
File No. 000-50431

We refer to your letter dated 2 June 2006 which we received on 3 June 2006.

We are now working with the auditors on your queries and we expect to have the information available for the reply by 3 July 2006.

Should you require any further information please contact us.

For and on Behalf
China Media Group Corporation

Con Unerkov
President

9901 I.H. 10 West, Suite 800, San Antonio, TX 78230, USA.
Tel: 1 (310) 689 8859